CHINA INFRASTRUCTURE CONSTRUCTION CORPORATION
C915 Jia Hao International Business Center
116 Zizhuyuan Road Haidan District
Beijing, China 100097
Tel. 86-10-5170-9287
Fax 86-10-8844-8198

May 25, 2010

Mr. Edward M. Kelly
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Infrastructure Construction Corporation
Pre-effective Amendment No. 1 to
Registration Statement on Form S-1
Filed April 30, 2010
File No 333-165742

Dear Mr. Kelly:

Reference is made to your comment letter, dated May 5, 2010, relating to the subject Registration Statement on Form S-1 (the “Comment Letter”).  Set forth below are the comments contained in the Comment Letter followed by our response thereto. Unless otherwise specified in our responses, references to page numbers are to the version of the document subject to the Comment Letter, and not to the amended version we are filing with the submission of this letter. Contemporaneously with the filing of this letter we are filing Amendment No. 2 to Registration Statement on Form S-1.

Outside Front Cover Page of Prospectus

1.
We note your response to comment three in our letter dated April 19, 2010. Please note that you may not omit the number of shares of common stock relating to the underwritten offering. Please disclose the number of shares here and, as appropriate, throughout the underwritten offering prospectus. See Rule 430A of Regulation C under the Securities Act. For additional guidance, you may wish to refer to Question and Answer 227.02 in the Securities Act Rules section of our "Compliance and Disclosure Interpretations" available on the Commission's website at http: //www/sec.gov.

Response: We have revised accordingly.

Principal Stockholders, page 44

2.
We note your response to comment eight in our letter dated April 19, 2010. You appear to have removed from the beneficial ownership table the row for Guiping Liao. As Ms. Liao appears to be the holder of more than 5% of your common stock in her own right, please include her in the table.

Response: Ms. Liao has not been removed from the beneficial ownership table. Please see the last line in the table on page 44.

Mr. Edward M. Kelly
U.S. Securities and Exchange Commission
May 25, 2010

Material United States Federal Income Tax Considerations, page 47

3.
We note your response to comment 10 in our letter dated April 19, 2010. As requested previously, please remove the word "certain" in the first sentence of the fourth paragraph under "General" because the word "certain" may imply that China Infrastructure Construction has not disclosed all material United States federal income tax considerations.

Response: We have revised accordingly.

U.S. Holders, page 48

4.
We note your response to comment 11 in our letter dated April 19, 2010. As requested previously, please remove the words "In general" in the first paragraph under "Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock" on page 49 because the words may imply that investors cannot rely on the disclosure.

Response: We have revised accordingly.

Exhibit 5.1

5.
We note counsel's statement that it is not licensed to practice law in Colorado. We further note that the opinions to be rendered concern the Colorado Business Corporation Act and the applicable provisions of the Colorado Constitution and the reported judicial decisions interpreting such statutes and provisions. Please provide an opinion of counsel as to the legality of the securities covered by the registration statement that is not qualified as to jurisdiction in this manner. In its current form, the filed opinion is unacceptable. Please note, too, that the opinion must be dated and must include the number of shares of common stock in the underwritten offering.

Response: We have filed the revised legal opinion with Amendment No. 2 to Registration Statement filed contemporaneously with this submission.

Very truly yours,

China Infrastructure Construction Corporation

By:	/s/ Rong Yang
Rong Yang
Chief Executive Officer